Exhibit 12.1

Statements Regarding Computation of Ratios

(in thousands, except ratios)

	Texas Gas Transmission, LLC		Boardwalk Pipeline Partners, LP
	2002	01/01/2003- 05/16/2003	5/17/2003- 12/31/2003	2004	2005	2006
Income before income taxes	92,746	56,861	37,555	81,158	160,521	197,803
Total fixed charges	21,719	7,759	19,575	30,495	62,134	65,941
Less capitalized interest	—	—	—	—	(231)	(1,851)

Total earnings	114,465	64,620	57,130	111,653	222,424	261,893
Fixed charges:
Interest expense	21,419	7,634	19,414	30,349	60,530	62,484
Capitalized interest	—	—	—	—	231	1,851
Interest in rental expense	300	125	161	146	1,373	1,606

Total fixed charges	21,719	7,759	19,575	30,495	62,134	65,941

Ratio of earnings to fixed charges	5.27	8.33	2.92	3.66	3.58	3.97